                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of March 2002



                           Telewest Communications plc
                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                          Form 40-F
                   -----------                               ------------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                       No     X
            --------                                  --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                  EXHIBIT INDEX

   Exhibit                             Description
   -------                             -----------

     99.1 US GAAP audited consolidated financial statements of Telewest Communications plc for the year ended December 31, 2001.

--------------------------------------------------------------------------------
Telewest Communications plc                                         EXHIBIT 99.1
US GAAP Audited Consolidated Financial Statements
--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TELEWEST COMMUNICATIONS PLC

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 2 to 37 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.




KPMG Audit Plc


KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England
February 28, 2002

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS (years ended December 31)


                                                                     (NOTE 2)
                                                                         2001            2001           2000           1999
                                                           Notes           $M        (POUND)M       (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------------
REVENUE - CONTINUING OPERATIONS
Cable television                                                          478             329            279            258
Consumer telephony                                                        710             488            445            334
Internet and other                                                         58              40             16             17
----------------------------------------------------------------------------------------------------------------------------
TOTAL CONSUMER DIVISION                                                 1,246             857            740            609
Business Services Division                                                390             268            248            177
----------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE DIVISION                                                    1,636           1,125            988            786
Content Division                                                          188             129             81              -
----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                           1,824           1,254          1,069            786
----------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Consumer programming expenses                                           (206)           (142)          (132)          (132)
Business and consumer telephony expenses                                (342)           (235)          (235)          (158)
Content expenses                                                        (121)            (83)           (46)              -
Selling, general and administrative expenses                            (723)           (497)          (445)          (307)
Depreciation                                                            (682)           (469)          (423)          (305)
Amortization of goodwill                                                (266)           (183)          (147)           (62)
Impairment of goodwill                                                (1,114)           (766)              -              -
 ---------------------------------------------------------------------------------------------------------------------------
                                                                      (3,454)         (2,375)        (1,428)          (964)
----------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                        (1,630)         (1,121)          (359)          (178)
OTHER INCOME/(EXPENSE)
Interest income (including (pound)12m, (pound)15m and
     (pound)3m in 2001, 2000 and 1999, respectively,
     from related parties)                                    21          22              15             15              7
Interest expense (including amortization of debt discount)              (686)           (472)          (385)          (293)
Foreign exchange losses, net                                                -               -           (15)           (49)
Share of net losses of affiliates and impairment                        (314)           (216)           (15)            (6)
Other, net                                                                (4)             (3)            (3)            (1)
Minority interests in losses/(profits) of consolidated
     subsidiaries, net                                                     1               1              1             (1)
----------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                              (2,611)         (1,796)          (761)          (521)

Income tax benefit                                            16          102              70              6              -

----------------------------------------------------------------------------------------------------------------------------
NET LOSS BEFORE EXTRAORDINARY ITEM                                    (2,509)         (1,726)          (755)          (521)

Extraordinary loss on extinguishment of debt                             (22)            (15)              -           (20)

----------------------------------------------------------------------------------------------------------------------------
NET LOSS AFTER EXTRAORDINARY ITEM                                     (2,531)         (1,741)          (755)          (541)
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER ORDINARY SHARE
Net loss before extraordinary item                                    $(0.86)   (pound)(0.59)  (pound)(0.28)  (pound)(0.24)
Extraordinary loss                                                    $(0.01)   (pound)(0.01)              -  (pound)(0.01)

----------------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                                     $(0.87)   (pound)(0.60)  (pound)(0.28)  (pound)(0.25)
----------------------------------------------------------------------------------------------------------------------------

Weighted average number of ordinary shares
outstanding (millions)                                                  2,880           2,880          2,705          2,197
All income is derived from continuing operations.
See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET (years ended December 31)

                                                                                   (NOTE 2)
                                                                                       2001         2001         2000
                                                                         Note            $M     (POUND)M     (pound)m
----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                20           14           60
Secured cash deposits restricted for more than one year                    20            29           20           12
Trade receivables (net of allowance for doubtful accounts
     of (pound)16m and (pound)19m)                                         11           169          116          115
Other receivables                                                           8           163          112          108
Prepaid expenses                                                                         48           33           37
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    429          295          332
Investment in affiliates, accounted for under the equity
    method, and related receivables                                         9           795          547          784
Property and equipment (less accumulated depreciation of
     (pound)1,873m  and(pound)1,411m)                                      10         5,051        3,473        3,289
Goodwill (less accumulated amortization of(pound)382m and
     (pound)291m)                                                           5         2,752        1,892        2,803
Inventory                                                                  13            98           67           69
Other assets (less accumulated amortization of(pound)47m and
(pound)36m)                                                                12            84           58           47

----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                          9,209        6,332        7,324
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' FUNDS
Accounts payable                                                                        159          109           96
Other liabilities                                                          14           762          524          403
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               921          633          499
Deferred tax                                                               16           164          113          183
Debt                                                                       15         7,122        4,897        4,254
Capital lease obligations                                                               346          238          245

----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                     8,553        5,881        5,181
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                                                        -            -          (2)
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Ordinary shares, 10p par value; 4,300 million
  authorized; 2,873 and 2,886 million issued
   in 2001 and 2000 respectively                                                        417          287          288
Limited voting convertible ordinary shares 10p par value;
   300 million authorized and 82 million and 63 million
   outstanding in 2001 and 2000 respectively                                             12            8            6
Additional paid in capital                                                            6,143        4,224        4,216
Accumulated deficit                                                                 (5,968)      (4,104)      (2,363)
Accumulated other comprehensive income                                                   53           37            -
----------------------------------------------------------------------------------------------------------------------
                                                                                        657          452        2,147

Ordinary shares held in trust for the Telewest
  Restricted Share Scheme and the Telewest Long-Term
  Incentive Plan; 1 million shares in 2001 and 2000                        18           (1)          (1)          (2)

----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                              656          451        2,145
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            9,209        6,332        7,324
----------------------------------------------------------------------------------------------------------------------
See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (years ended December 31)

                                                                (NOTE 2)
                                                                     2001         2001         2000         1999
                                                                       $M     (POUND)M     (pound)m     (pound)m

-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                          (2,531)      (1,741)        (755)        (541)

Adjustments to reconcile net loss to net cash
provided/(utilized) by operating activities
Depreciation                                                          682          469          423          305
Amortization and impairment of goodwill                             1,380          949          147           62
Amortization of deferred financing costs and issue discount on
Senior Discount Debentures                                            144           99          147          147
Deferred tax credit                                                 (102)         (70)            -            -
Unrealized (gain)/loss on foreign currency translation               (15)         (10)           20           49
Non-cash accrued share based compensation cost                          1            1            5           26
Termination of sale and leaseback                                       -            -            -            9
Extraordinary loss on extinguishment of debt                           22           15            -           20
Share of net losses of affiliates and impairment                      314          216           15            6
Loss on disposal of assets                                              6            4            -            1
Minority interests in (losses)/profits of consolidated
subsidiaries                                                          (1)          (1)          (1)            1

Changes in operating assets and liabilities net of effect of acquisition of subsidiaries
Change in receivables                                                  19           13         (19)         (20)
Change in prepaid expenses                                              9            6         (19)           11
Change in accounts payable                                              4            3          (2)         (22)
Change in other liabilities                                            68           47           70           35
Change in other assets                                                  1            1         (46)         (55)

-----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED/(UTILIZED) BY OPERATING ACTIVITIES                    1            1         (15)           34
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for property and equipment                                (797)        (548)        (527)        (468)
Cash paid for acquisition of subsidiaries, net of cash
acquired                                                              (8)          (6)         (24)        (393)
Additional investments in and loans to affiliates                    (38)         (26)         (10)          (3)
Repayment of loans made to joint ventures (net)                        30           21           14            -
Proceeds from disposal of assets                                        3            2            2            5
Disposal of subsidiary undertaking, net of cash disposed               12            8            -            -

-----------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                               (798)        (549)        (545)        (859)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from rights issue                                              -            -            -          416
Proceeds from exercise of share options                                 8            6            3           13
Share issue costs                                                       -            -         (13)          (3)
Proceeds from issue of Senior Discount Notes 2009                       -            -            -          399
Proceeds from issue of Senior Convertible Notes 2007                    -            -            -          300
Proceeds from issue of Senior Discount Notes  and Senior
Notes 2010                                                              -            -          544            -

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (years ended December 31) (continued)

                                                                         (NOTE  2)
                                                                              2001      2001          2000         1999
                                                                                $M  (POUND)M      (pound)m     (pound)m

------------------------------------------------------------------------------------------------------------------------
Proceeds from issue of Senior Convertible Notes 2005                             -         -           330            -
Proceeds from issue of Accreting Convertible Notes 2003                         44        30            20            -
Issue costs of Notes and credit facility arrangement costs                    (59)      (41)             -            -
Net proceeds from maturity of forward contracts                                  -         -           107            -
(Placement)/release of restricted deposits                                    (12)       (8)             -          175
Repayments from borrowings under old credit facilities                     (1,198)     (824)         (141)        (583)
Repayment of old facilities upon refinancing                                     -         -             -        (597)
Proceeds/(repayment) from borrowings under new credit facility               2,025     1,393         (260)          951
Capital element of finance lease repayments                                   (78)      (54)          (35)        (222)

------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                      730       502           555          849
------------------------------------------------------------------------------------------------------------------------

Net (decrease)/increase in cash and cash equivalents                          (67)      (46)           (5)           24

Cash and cash equivalents at beginning of year                                  87        60            65           41

------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        20        14            60           65
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                           Ordinary  Limited     Shares Additional          Other  Accumulated    Total
                                             shares   voting    held in    paid-in  comprehensive      deficit
                                                      shares      trust    capital         income
                                           (pound)m (pound)m   (pound)m   (pound)m       (pound)m     (pound)m (pound)m

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                    214        -        (2)      1,896              -      (1,067)      1,041

Ordinary shares issued on exercise of                                                                        -
  share options                                   1        -          -         12              -                      13
Redesignation of ordinary shares                (6)        6          -          -              -            -          -
Shares issued under the rights issue to
  fund acquisition of Cable London plc           19        -          -        394              -            -        413
Ordinary shares issued on conversion of
  Senior Convertible Notes 2007                   -        -          -          1              -            -          1
Accrued share based compensation cost             -        -          -         25              -            -         25
Net loss                                          -        -          -          -              -        (541)      (541)

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                    228        6        (2)      2,328              -      (1,608)        952

Ordinary shares issued on exercise of                                                                        -
  share options                                   -        -          -          3              -                       3
Shares issued to acquire Flextech Plc                                                                        -
  net of issue costs                             60        -          -      1,873              -                   1,933
Accrued share based compensation cost             -        -          -          5              -            -          5
Unrealised gain on deemed disposal of
  shares in an affiliate                          -        -          -          7              -            -          7
Net loss                                          -        -          -          -              -        (755)      (755)

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                    288        6        (2)      4,216              -      (2,363)      2,145

Unrealised gain/(loss) on derivative financial instruments:
  Cumulative effects of accounting change         -        -          -          -           (16)            -       (16)
  Amounts reclassified into earnings              -        -          -          -            (5)            -        (5)
  Current period increase in fair value           -        -          -          -             57            -         57
Net loss                                          -        -          -          -              -      (1,741)    (1,741)

                                          --------------------------------------------------------------------------------
TOTAL COMPREHENSIVE LOSS                                                                                          (1,705)
                                          --------------------------------------------------------------------------------

Unrealised gain on deemed partial
  disposal of investment                          -        -          -          -              1            -          1
Ordinary shares issued on exercise of
  share options                                   1        -          1          6              -            -          8
Gain on retranslation of investment in an
  overseas subsidiary                             -        -          -          1              -            -          1
Redesignation of ordinary shares                (2)        2          -          -              -            -          -
Accrued share based compensation cost             -        -          -          1              -            -          1

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                    287        8        (1)      4,224             37      (4,104)        451
--------------------------------------------------------------------------------------------------------------------------

There was no other comprehensive income in either the year ended December 31, 1999 or 2000.

See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(years ended December 31, 2001, 2000 and 1999)

1    ORGANIZATION AND HISTORY

Telewest Communications plc ("the Company") and its subsidiary undertakings (together "the Group") provide cable television, telephony and internet services to business and residential customers in the United Kingdom ("UK"). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its ISP. The cable television, telephony and internet services account in 2001 for approximately 26%, 60% and 2%, respectively, of the Group's revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-TV and internet markets. The Group operates a portfolio of thematic subscription and transactional channels. It also operates on the internet and has additional investments in production facilities and programming. The Content Division accounts in 2001 for approximately 10% of the Group's revenue.

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group's significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 5); and accounting for debt and financial instruments (see note 4). Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis. The directors consider that the current credit facilities of the Group which were approved in February 2001, provide sufficient funding to finance its existing business plans, satisfy working capital requirements and pay interest on existing debt instruments.

The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants.

The Group's existing business plan and projections demonstrate that the forecast growth in business performance will be sufficient to allow the Group to continue to meet its current covenant obligations for a period of at least twelve months from the date of approval of these statements.

However, as with any forecast information, the principal assumptions are clearly subject to a high degree of risk, in particular the Group's ability to increase revenues in accordance with its plans.

The directors have considered all of these factors and they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they have continued to adopt the going concern basis in preparing the accounts.

The Group faces the following significant risks and uncertainties:

o    Continued ability to raise finance to fund its operations

o Successful execution of its long term business plan, which in turn will affect the Group's ability to raise further finance under the Senior Secured Facility (see note 15)

o The need to meet financial and other covenants relating to debt instruments which have already been issued.

The economic environment and currency in which the Group operates is the UK and hence its reporting currency is Pounds Sterling ((pound)). Certain financial information for the year ended December 31, 2001 has been translated into US Dollars ($), with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.4543=(pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2001. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

IMPAIRMENT OF LONG LIVED ASSETS AND GOODWILL

The Group applies Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. SFAS 121 requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is determined by discounting projected future cash flows to calculate a value in use. An impairment charge is made to write assets down to their value in use.

Goodwill, arising from a purchased business combination and representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is amortized over the acquisition's useful life. The Group assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future operating cash flows of the acquired operations. The assessment of the recoverability of goodwill will be impacted if projected future operating cash flows are not achieved. The amount of goodwill impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

DERIVATIVES AND HEDGING

At January 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Group's balance sheet. The accounting treatment of changes in fair value is dependent on whether or not a derivative instrument is designated a hedge and, if so, the type of hedge and its effectiveness as a hedge.

For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within other comprehensive income until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings.

For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. The Group did not have any fair value hedges during the year ended December 31, 2001.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.


Adoption of SFAS 133 on January 1, 2001 resulting in the Group recording (pound)16 million of decline in fair value to accumulated other comprehensive income, consisting of a decline of (pound)28 million to short term derivative liabilities and a (pound)12 million gain to long term derivative assets.


Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments: foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded immediately within earnings. Such gains and losses were offset to some extent by gains and losses arising from retranslating the principal amounts of the

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DERIVATIVES AND HEDGING (continued)

foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method.

The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group's borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Other interest rate swaps which did not qualify as hedges, were recorded on the balance sheet at fair value with gains and losses arising from changes in fair value recorded immediately within earnings.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS

Generally, investments in partnerships, joint ventures and subsidiaries in which the Group's voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group's voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group's ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.



ADVERTISING COSTS

Advertising costs are expensed as incurred. The amount of advertising costs expensed was (pound)48 million, (pound)38 million, and (pound)27 million for the years ended December 31, 2001, 2000, and 1999, respectively.


PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings        50 years        Other equipment
                                             20 years        Office furniture and fittings      5 years
Cable and ducting                                            Motor vehicles                     4 years
Electronic equipment
    System electronics                        8 years
    Switching equipment                       8 years
    Subscriber electronics                    5 years
    Headend, studio, and playback
    facilities                                5 years

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51 Financial Reporting by Cable Television Companies.


FRANCHISE COSTS

Expenditure incurred on successful applications for franchise licences is included in property and equipment and is amortized over the remaining life of the original franchise term. Costs relating to unsuccessful applications are charged to the consolidated statement of operations.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DEFERRED FINANCING COSTS

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation.

MINORITY INTERESTS

Recognition of the minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocable portion of the equity of those consolidated subsidiaries.

FOREIGN CURRENCIES

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

REVENUE RECOGNITION

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet are recognized in the period of connection to the extent that such fees are less than direct selling costs.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. Revenue for sales of capacity, which meet the criteria of a sales-type lease, is recognized as revenue using the percentage-of-completion method. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position ("SOP") 00 - 2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

RECOGNITION OF CONTRACT COSTS

Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction cost between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity sold and retained.

PENSION COSTS

The Group operates a defined contribution scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2001, 2000 and 1999 of (pound)10 million, (pound)8 million and (pound)5 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES
Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The Group recognises deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

SHARE-BASED COMPENSATION

SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. ("APB") 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders' equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

EARNINGS PER SHARE

Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, 464 million and 82 million in 2001, 2000 and 1999, respectively.

INVENTORIES

Inventories of equipment, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

NEW ACCOUNTING STANDARDS APPLICABLE TO THE GROUP

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS - SFAS 141 AND SFAS 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 (see below). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Group is required to adopt SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group has (pound)2,199 million of unamortized goodwill, (pound)1,892 million of which relates to business combinations and (pound)307 million of which relates to equity method investments. The Group does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS - SFAS 143

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group is required to adopt this standard from January 1, 2003. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS - SFAS 144

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. While SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Group is required to adopt this standard from January 1, 2002, and has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4    FINANCIAL INSTRUMENTS

The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations of GBP:USD exchange rate on its US dollar denominated debt and from changes in interest rates on its variable rate bank debt.

CASH FLOW HEDGES

HEDGES OF US DOLLAR DENOMINATED DEBT

The Group has issued US dollar denominated debt instruments with a range of maturities. The Group generally hedges the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity. This is because the Group expects to either repay or refinance the debt before the debt matures. The exception is the principal amount of the Senior Convertible Notes 2005 for which no forward contracts are in place, as the expectation is that these Notes will convert before the maturity date or be refinanced in US dollars before the maturity date.

In addition the Group hedges the interest payments on its US dollar denominated debt, usually up to the first call date of the debt instruments. The Group assesses the effectiveness and ineffectiveness of these derivative instruments on a quarterly basis.

Hedges of the US dollar denominated debt comprise foreign currency swaps, and foreign exchange forward contracts. The aggregate notional principal amounts of these hedges are $2,325 million. The average exchange rates are between $1.418 and $1.646 with maturity dates between October 1, 2002 and February 1, 2005. During the year ended December 31, 2001, these hedges were deemed effective as the critical terms of these hedges matched those of the underlying debt. Therefore gains and losses arising from changes in the fair values of these hedges have been recorded within other comprehensive income for the period. The ineffective portion of these hedges was not significant.

In addition the Group holds derivative financial instruments which have not been designated as hedges. Such instruments comprise foreign exchange forward contracts. These have an aggregate notional principal amount of $1,567 million. The exchange rates are between $1.3696 and $1.4685 and have maturity dates between January 1, 2002 and October 1, 2003.

Of these contracts $1,537 million are associated with the Senior Discount Debenture 2007, but cover a range of dates between April 1, 2002 and October 1, 2003. The Senior Discount Debenture 2007 is callable at any time at the Company's option; these contracts were entered into to provide the Company with flexibility in timing of an early call. The balance of $30 million is associated with forecast purchases of inventory. As these contracts have not been designated hedges, gains or losses arising from the change in fair value of these contracts, are recorded immediately in the statement of operations within foreign exchange gains and losses. For the year ended December 31, 2001, a gain of (pound)47 million was recorded on these contracts.

Amounts recorded within other comprehensive income will be reclassified into earnings where there is ineffectiveness, when the hedged transaction takes place or where there is a change in the Group's circumstances that support the effectiveness of the hedges. An estimated loss of (pound)3 million is expected to be reclassified into earnings within the next 12 months.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4    FINANCIAL INSTRUMENTS (continued)

HEDGES OF VARIABLE RATE DEBT

As described in note 15 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and an Institutional Tranche. Draw downs under the Senior Secured Facility and the Institutional Tranche bear interest at 0.5% to 2.25% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarised as follows:

----------------------------- ----------------------- --------------------- --------------------- -------------------
EFFECTIVE DATES               MATURITIES                NOTIONAL PRINCIPAL              RECEIVES                PAYS
----------------------------- ----------------------- --------------------- --------------------- -------------------
1/2/1997 - 7/1/2002           3/28/2002 - 1/1/2005             (pound)700m         6-month LIBOR      5.71% - 7.835%
----------------------------- ----------------------- --------------------- --------------------- -------------------
4/1/2002                      1/1/2005                         (pound)200m         3-month LIBOR        5.7% - 5.75%
----------------------------- ----------------------- --------------------- --------------------- -------------------

The Group assesses the effectiveness and ineffectiveness of these derivative instruments on a quarterly basis. The ineffective portion of the Group's interest rate swaps was not significant.

Amounts recorded within other comprehensive income will be reclassified into earnings where there is ineffectiveness, when the hedged transaction takes place or where there is a change in the Group's circumstances that support the effectiveness of the hedges. An estimated (pound)2 million is expected to be reclassified into earnings within the next 12 months.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4    FINANCIAL INSTRUMENTS (continued)

At December 31, 2001 the Group's significant financial instruments include cash and cash equivalents, trade receivables, foreign currency swaps, interest rate swaps, foreign exchange forward contracts, trade payables and long-term borrowings. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

--------------------------------------------- -------------------- --------------- ----------------------- ------------
                                                                               AT                                   At
                                                                         DECEMBER                             December
                                                                         31, 2001                             31, 2000
                                                  CARRYING AMOUNT      FAIR VALUE         Carrying amount   Fair value
--------------------------------------------- -------------------- --------------- ----------------------- ------------
                                                         (POUND)M        (POUND)M                (pound)m     (pound)m
FINANCIAL INSTRUMENTS - ASSETS:
Foreign exchange forward contracts                            131             131                       -            -
Foreign currency swaps                                         15              15                       7            7
--------------------------------------------- -------------------- --------------- ----------------------- ------------
FINANCIAL INSTRUMENTS - LIABILITIES
Interest rate swap agreements                                (25)            (25)                       -         (33)
Foreign exchange forward contracts                            (4)             (4)                     (8)         (14)
--------------------------------------------- -------------------- --------------- ----------------------- ------------
DEBT OBLIGATIONS
Accreting Convertible Notes 2003                              268             268                     225          225
Senior Convertible Notes 2005                                 344             234                     334          234
Senior Debentures 2006                                        206             155                     200          173
Senior Convertible Notes 2007                                 300             174                     300          179
Senior Discount Debentures 2007                             1,059             803                   1,078          920
Senior Notes 2008                                             226             185                     235          207
Senior Discount Notes 2009                                    505             308                     473          312
Senior Notes 2010                                             378             315                     388          352
Senior Discount Notes 2010                                    185             136                     178          135
Senior Secured Facility                                     1,360           1,360                     690          690
Flextech facility                                               -               -                     116          116
Other debt                                                     66              66                      37           37
--------------------------------------------- -------------------- --------------- ----------------------- ------------

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third party financial institutions and represents the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end. The directors consider that the fair value of the Accreting Convertible Notes 2003 is not materially different from the carrying value, as the Notes may not be traded and must be held until maturity.

MARKET RISK AND CONCENTRATIONS OF CREDIT RISK

Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates. Generally, the Group is not exposed to such market risk because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments However such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. The Group places its temporary cash investments with major international financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group's customer base. At December 31, 2001, the Group had no significant concentration of credit risk.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5        IMPAIRMENT OF ASSETS

During the year ended December 31, 2001, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market.

The review found evidence of impairment in the value of goodwill arising on the core Content business and in the value of two affiliated undertakings, UKTV and SMG. In order to write these down to their value in use, which was determined using projected future cashflows at a discount rate of 11.5%, commensurate with the risks associated with the assets, a charge of (pound)766 million was taken against goodwill and a charge of (pound)202 million was written off the value of its investment in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill and share of net losses of affiliates respectively.

No impairment in the carrying value of the network assets was required.

6   BUSINESS COMBINATIONS

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited ("Rapid Travel") and was granted a series of call options by and granted a series of put options to the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on November 30, 2003 for total consideration of (pound)4 million. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was (pound)7 million, which is being amortized over 20 years.

If the Group had acquired Rapid Travel at the beginning of 2000 and 2001, the Group's results would not have been materially different from the actual results as disclosed in these financial statements.

On April 19, 2000 the Company acquired the entire issued share capital of Flextech Plc ("Flextech"), a company engaged in broadcast media activities, for a total consideration of (pound)1,978 million. This comprised 601 million shares of 10p each and acquisition costs of (pound)31 million. The value attributed to the shares issued was 323.85p per share, being the average share market price for a five day period around December 17, 1999, the day the terms of the acquisitions were agreed to and announced. The acquisition was accounted for using the purchase method of accounting. The goodwill arising on acquisition of Flextech was (pound)1,382 million, which is being amortized over its estimated useful life of 20 years. As described in note 5, the Group has undertaken an impairment review of goodwill. As a result of the review, a charge of (pound)766 million has been made.

On November 1, 2000 the Company acquired the entire issued share capital of Eurobell (Holdings) PLC ("Eurobell"), from Deutsche Telekom ("DT") and agreed to pay initial and deferred consideration to DT, (as discussed below), in the form of 5% Accreting Convertible Notes due 2003. The aggregate principal amount of such Notes, following agreement of the deferred consideration is (pound)254 million. The terms of the Accreting Convertible Notes are described in note 15 to these financial statements.

Upon completion of the acquisition, the Company issued a (pound)220 million Accreting Convertible Note to DT in consideration for: Eurobell's entire issued share capital, (pound)72 million, the assignment of an inter-company loan previously owed by Eurobell to DT, (pound)128 million, and a cash payment remitted to Eurobell by DT shortly after the acquisition, (pound)20 million. Subsequently, on January 15, 2001 DT remitted a further cash payment, (pound)30 million, to Eurobell and the Company issued an additional Accreting Convertible Note to DT for (pound)30 million.

In addition under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell's turnover for the year ended December 31, 2000 exceeding a certain target. As a result, an additional (pound)3.5 million Accreting Convertible Note, dated April 2, 2001 was issued to DT. This deferred consideration was accrued for at December 31, 2000.

Goodwill of (pound)1 million arose on the acquisition which is being amortized over 20 years.

If the Company had acquired Flextech and Eurobell on January 1, 2000 the Group's net loss of (pound)755 million and loss per share of (pound)0.28 would have been (pound)820 million and (pound)0.28, respectively.

On November 23, 1999 the Company acquired the remaining 50% of the issued share capital of Cable London PLC ("Cable London") which it did not already own, for cash consideration of (pound)389 million plus acquisition costs of (pound)5 million and assumption of debt of (pound)39 million. The acquisition has been accounted for using the purchase method of accounting. The goodwill arising on acquisition was (pound)438 million and is being amortized on a straight-line basis over 20 years which is the average remaining useful life of the network assets acquired with Cable London.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


7   SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was (pound)335 million, (pound)164 million and (pound)124 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Significant non-cash investing activities are described below. The amounts stated for 2001 represent the purchase of Rapid Travel. The amounts stated for 2000 represent the purchase of Flextech and Eurobell. The amounts stated for 1999 represent the purchase of Cable London. These transactions are described in note 6 to the consolidated financial statements.

                                                                           Year ended December 31
                                                                              2001             2000              1999
                                                                          (POUND)M         (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
Acquisitions:
Assets                                                                           1            1,104               180
Liabilities assumed                                                            (2)            (172)             (117)
Debt assumed                                                                     -            (261)             (126)
----------------------------------------------------------------------------------------------------------------------
Net (liabilities)/assets (contributed)/ assumed                                (1)              671              (63)
Less:
Previously accounted for:
    Equity investment in Cable London                                            -                -              (32)
    Share of cumulative losses of Cable London                                   -                -                51
Goodwill arising                                                                 7            1,383               438
----------------------------------------------------------------------------------------------------------------------
                                                                                 6            2,054               394
----------------------------------------------------------------------------------------------------------------------


Share consideration/capital contribution                                         -            1,946                 -
Debt consideration                                                               -               75                 -
Purchase of shares                                                               2                -               389
Option consideration                                                             4                -                 -
Direct costs of acquisition                                                      -               33                 5
----------------------------------------------------------------------------------------------------------------------
                                                                                 6            2,054               394
----------------------------------------------------------------------------------------------------------------------


In 2001 the Group entered into capital lease obligations with a total capital value of (pound)47 million. In addition the Group entered into vendor financing arrangements, under which it had a remaining financed balance of (pound)23 million at December 31, 2001. At December 31, 2001, the Group had accrued a further (pound)35 million of capital expenditure for property and equipment.

In 2000, (pound)114 million of goodwill was allocated to investments in affiliates.

                                                                                                       At December 31
                                                                                               2001              2000
8   OTHER RECEIVABLES                                                                      (POUND)M          (pound)m
----------------------------------------------------------------------------------------------------------------------
Value Added Tax refund                                                                            -                 4
Interconnection receivables                                                                       2                 6
Accrued income                                                                                   68                60
Other                                                                                            27                31
Foreign currency swap                                                                            15                 7
----------------------------------------------------------------------------------------------------------------------
                                                                                                112               108
----------------------------------------------------------------------------------------------------------------------

Accrued income primarily represents telephone calls made by Cable Division subscribers and income accrued under Business Services Division contracts that have not been billed as at the accounting period end.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


9   INVESTMENTS

The Group has investments in affiliates accounted for under the equity method at December 31, 2001 and 2000 as follows:

                                                                                  Percentage ownership at December 31
                                                                                         2001                    2000
----------------------------------------------------------------------------------------------------------------------
Front Row Television Limited                                                            50.0%                   53.0%
Blueyonder Workwise Limited                                                             70.0%                   70.0%
UKTV                                                                                    50.0%                   50.0%
SMG plc                                                                                 16.9%                   17.2%

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:
                                                                                          At December 31
                                                                                         2001                    2000
                                                                                     (POUND)M                (pound)m
----------------------------------------------------------------------------------------------------------------------
COMBINED FINANCIAL POSITION

Property and equipment, net                                                                54                      57
Intangible assets, net                                                                    112                     360
Other assets, net                                                                         169                     268
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                              335                     685
----------------------------------------------------------------------------------------------------------------------

Debt                                                                                       66                       -
Other liabilities                                                                         690                     626
Owners' equity                                                                          (421)                      59
----------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                              335                     685
----------------------------------------------------------------------------------------------------------------------


                                                                           Year ended December 31
                                                                         2001                  2000              1999
                                                                     (POUND)M              (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
COMBINED OPERATIONS
Revenue                                                                   408                   406                10
Operating expenses                                                      (324)                 (343)               (9)
----------------------------------------------------------------------------------------------------------------------

Operating profit                                                           84                    63                 1
Interest expense                                                         (38)                  (30)                 -
----------------------------------------------------------------------------------------------------------------------
Net profit                                                                 46                    33                 1
----------------------------------------------------------------------------------------------------------------------

                                                                                                       At December 31
                                                                                               2001              2000
                                                                                           (POUND)M          (pound)m
----------------------------------------------------------------------------------------------------------------------
THE GROUP'S INVESTMENTS IN AFFILIATES ARE COMPRISED AS
FOLLOWS:

Goodwill                                                                                         27               114
Loans                                                                                           260               267
Share of net assets                                                                             260               403
----------------------------------------------------------------------------------------------------------------------
                                                                                                547               784
----------------------------------------------------------------------------------------------------------------------

Included within investments in affiliates is(pound)80 million (2000:(pound)148 million) in respect of listed investments. The aggregate market value of these listed investments at December 31, 2001 was(pound)80 million (2000:(pound)146 million). In addition,(pound)18 million (2000:(pound)nil) of the investment in SMG plc provides security for a loan.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


10  PROPERTY AND EQUIPMENT
                                      Land       Buildings        Cable and     Electronic   Other equipment     Total
                                                                    ducting      equipment
                                  (pound)m        (pound)m         (pound)m       (pound)m          (pound)m  (pound)m
-----------------------------------------------------------------------------------------------------------------------
ACQUISITION COSTS
Balance at January 1, 2001               6             119            2,630          1,393               552     4,700
Additions                                -              14              556             31                52       653
Disposals                                -               -                -              -               (7)       (7)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             6             133            3,186          1,424               597     5,346
-----------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION
Balance at January 1, 2001               -              35              546            605               225     1,411
Charge for the year                      -              10              348             56                55       469
Disposals                                -               -                -              -               (7)       (7)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             -              45              894            661               273     1,873
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
2001 NET BOOK VALUE                      6              88            2,292            763               324     3,473
=======================================================================================================================

ACQUISITION COSTS
Balance at January 1, 2000               6             100            2,267          1,063               372     3,808
On acquisition                           -               4              188             92                17       301
Additions                                -              15              176            239               165       595
Disposals                                -               -              (1)            (1)               (2)       (4)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             6             119            2,630          1,393               552     4,700
-----------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION
Balance at January 1, 2000               -              28              398            409               155       990
Charge for the year                      -               7              148            197                71       423
Disposals                                -               -                -            (1)               (1)       (2)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             -              35              546            605               225     1,411
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 2000 NET BOOK VALUE                     6              84            2,084            788               327     3,289
=======================================================================================================================

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of (pound)14 million and (pound)16 million as of December 31, 2001 and 2000, respectively. Electronic equipment includes the Group's switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

                                                                                Additions
                                                                               charged to
                                                Balance at  Acquisition of      costs and                   Balance at
                                                 January 1    subsidiaries       expenses     Deductions   December 31
11     VALUATION AND QUALIFYING ACCOUNTS          (pound)m        (pound)m       (pound)m       (pound)m      (pound)m
-----------------------------------------------------------------------------------------------------------------------
2001   Deferred tax valuation allowances               733               -            168              -           901
       Allowance for doubtful accounts                  19               -              3            (6)            16
-----------------------------------------------------------------------------------------------------------------------
2000   Deferred tax valuation allowances               491              38            204              -           733
       Allowance for doubtful accounts                  13               5             14           (13)            19
-----------------------------------------------------------------------------------------------------------------------
1999   Deferred tax valuation allowances               369              39             83              -           491
       Allowance for doubtful accounts                  14               2             14           (17)            13
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


12  OTHER ASSETS

                                                                                                       At December 31
                                                                                                  2001           2000
The components of other assets, net of amortization, are as follows:                          (POUND)M       (pound)m
----------------------------------------------------------------------------------------------------------------------
Deferred financing costs of debentures                                                              22             32
Deferred financing costs of Senior Secured Facility                                                 36             15

----------------------------------------------------------------------------------------------------------------------
                                                                                                    58             47
----------------------------------------------------------------------------------------------------------------------

As described in note 15, the Group entered into a new Senior Secured credit facility on March 16, 2001. As a result the deferred financing costs included within other assets at December 31, 2000 were written off.

                                                                                                  2001           2000
13  INVENTORY                                                                                 (POUND)M       (pound)m
----------------------------------------------------------------------------------------------------------------------

Raw materials and consumables                                                                        1              2
Inventories of spare capacity and duct held for re-sale                                             36             36
Programming inventory                                                                               30             31

----------------------------------------------------------------------------------------------------------------------
                                                                                                    67             69
----------------------------------------------------------------------------------------------------------------------

                                                                                                          At December
                                                                                                                   31
14  OTHER LIABILITIES                                                                             2001           2000
Other liabilities are summarized as follows:                                                  (POUND)M       (pound)m
----------------------------------------------------------------------------------------------------------------------

Deferred income                                                                                    114             83
Accrued construction costs                                                                          67             30
Accrued programming costs                                                                           24             33
Accrued interconnect costs                                                                          39             37
Accrued interest                                                                                   111             85
Accrued staff costs                                                                                 35             24
Accrued expenses                                                                                    41             67
Other liabilities                                                                                   93             44

----------------------------------------------------------------------------------------------------------------------
                                                                                                   524            403
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


15  DEBT

                                                              Weighted
                                                               average
Debt is summarized as follows at                              interest
December 31, 2001 and 2000:                        2001           rate                            2001            2000
                                                                  2000            1999        (POUND)M        (pound)m
-----------------------------------------------------------------------------------------------------------------------
Accreting Convertible Notes 2003                     5%             5%               -             268             225
Senior Convertible Notes 2005                        6%             6%               -             344             334
Senior Debentures 2006                           9.625%         9.625%          9.625%             206             200
Senior Convertible Notes 2007                     5.25%          5.25%           5.25%             300             300
Senior Discount Debentures 2007                     11%            11%             11%           1,059           1,078
Senior Notes 2008                                11.25%         11.25%          11.25%             226             235
Senior Discount Notes 2009                        9.25%          9.25%           9.25%             261             237
Senior Discount Notes 2009                       9.875%         9.875%          9.875%             244             236
Senior Notes 2010                                9.875%         9.875%               -             378             388
Senior Discount Notes 2010                      11.375%        11.375%               -             185             178
Senior Secured Facility                          7.265%         7.553%          8.777%           1,360             690
Flextech facility                                     -         6.712%               -               -             116
Cable London facility                                 -              -          6.684%               -               -
Other debt                                       6.767%         7.432%            7.5%              66              37

-----------------------------------------------------------------------------------------------------------------------
                                                                                                 4,897           4,254
-----------------------------------------------------------------------------------------------------------------------


NOTES AND DEBENTURES

--------------------------------------- -------- ------------ --------------------- --------------------- ------------
                                                   Principal         Maturity date   Earliest redemption     Interest
                                                           m                                        date         rate
--------------------------------------- -------- ------------ --------------------- --------------------- ------------
Accreting Convertible Notes 2003            GBP          294      November 1, 2003      November 1, 2003           5%
Senior Convertible Notes 2005               USD          500          July 7, 2005          July 7, 2003           6%
Senior Debentures 2006                      USD          300       October 1, 2006       October 1, 2000       9.625%
Senior Convertible Notes 2007               GBP          300     February 19, 2007         March 9, 2003        5.25%
Senior Discount Debentures 2007             USD        1,537       October 1, 2007       October 1, 2000          11%
Senior Notes 2008                           USD          350       November 1,2008      November 1, 2003       11.25%
Senior Discount Notes 2009                  GBP          325        April 15, 2009        April 15, 2004       9.875%
Senior Discount Notes 2009                  USD          500        April 15, 2009        April 15, 2004        9.25%
Senior Notes 2010                           GBP          180      February 1, 2010      February 1, 2005       9.875%
Senior Notes 2010                           USD          350      February 1, 2010      February 1, 2005       9.875%
Senior Discount Notes 2010                  USD          450      February 1, 2010      February 1, 2005      11.375%
--------------------------------------- -------- ------------ --------------------- --------------------- ------------

The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288p per ordinary share. Conversion is at the holders' option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325p per ordinary share. Conversion is at the holders' option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes 2003 are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56p per ordinary share. Conversion is at maturity, at the holder's option but the Group can elect to settle in cash, in whole but not in part, at any time at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

On January 15, 2001, DT remitted a cash payment of (pound)30 million to its former subsidiary Eurobell, under the terms of the acquisition of Eurobell by the Company on November 1, 2000. In consideration the Company issued additional Accreting Convertible Notes 2003 for the same amount. In addition, under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell's turnover for the year ended December 31, 2000 exceeding a certain target. As a result additional (pound)3.5 million Accreting Convertible Notes 2003, dated April 2, 2001, were issued to DT.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


15 DEBT (continued)

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was (pound)123 million and (pound)101 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. The Group was in compliance with the covenants at December 31, 2001.

The Group hedges its exposure to movements in the USD:GBP exchange rate through the use of foreign currency swaps and foreign exchange forward contracts. These contracts are typically designed to match the first call date of the debt or where this date has already passed, a specified date in the future. Details of these derivative instruments are disclosed in note 5.


SENIOR SECURED FACILITY

On March 16, 2001 the Group entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for (pound)2 billion, of which (pound)1,360 million was drawn down at December 31, 2001. The Group is also able to raise a further (pound)250m from institutional investors (the "Institutional Tranche") of which (pound)125 million was drawn down at December 31, 2001. The first draw downs under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.25% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Group's ability to borrow under the Senior Secured Facility and the Institutional Tranche is subject to, amongst other things, its compliance with the financial and borrowing conditions contained therein. There are three covenants, which are applied as follows:

     o Interest charged on the senior debt facility compared with earnings before interest, tax, depreciation and amortization (`EBITDA');

     o    Cash-paying interest compared with EBITDA; and

     o    Senior debt compared with EBITDA

At December 31, 2001, the Group was in compliance with these covenants and conditions and expects to be in compliance throughout 2002.

VENDOR FINANCING

The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements. The balance on these arrangements at December 31, 2001 was (pound)23 million.

SMG LOAN

On July 11, 2001, the Group entered into a contract with Toronto Dominion Bank ("TD"), whereby TD provides a loan to the Group, in return for security over 55% of the Group's shareholding in SMG plc. The arrangement matures after one year, but can be extended for up to three years by mutual agreement. The balance on the loan at December 31, 2001 was (pound)33 million.

BANK LOANS

Bank loans are property loans secured on certain freehold and long leasehold land and buildings held by the Group. The balance at December 31, 2001 was (pound)10 million.

OTHER LOANS

At December 31, 2000 the Group had a credit facility with Liberty Media. The balance at that date was (pound)17 million. The Group also had a standby credit facility of (pound)2 million made available by Vivendi SA. These two loans were repaid during the year.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


15 DEBT (continued)

The Maturity Profile of the Group's long-term debt is as follows:

                                                                                                                2001
                                                                                                             (POUND)M
----------------------------------------------------------------------------------------------------------------------
2002                                                                                                               60
2003                                                                                                              268
2004                                                                                                                1
2005                                                                                                              345
2006                                                                                                              598
2007 and thereafter                                                                                             3,625
----------------------------------------------------------------------------------------------------------------------
                                                                                                                4,897
----------------------------------------------------------------------------------------------------------------------

16 INCOME TAXES

Loss before income taxes is solely attributable to the UK:                        2001           2000            1999
The provisions for income taxes follow:                                       (POUND)M       (pound)m        (pound)m

----------------------------------------------------------------------------------------------------------------------
Income tax benefit/(expense)                                                         -              -               -
Deferred tax benefit                                                                70              6               -

----------------------------------------------------------------------------------------------------------------------
                                                                                    70              6               -
----------------------------------------------------------------------------------------------------------------------

A reconciliation of income taxes determined using the statutory UK rate of 30% (2000: 30%) to the effective rate of income tax is as follows:

                                                                                                           Year ended
                                                                                                          December 31
                                                                                  2001           2000            1999
                                                                                     %              %               %

----------------------------------------------------------------------------------------------------------------------
Corporate tax at UK statutory rates                                               (30)           (30)            (30)
Change in valuation allowance                                                       34             31              30

----------------------------------------------------------------------------------------------------------------------
                                                                                     4              1               -
----------------------------------------------------------------------------------------------------------------------

Deferred income tax assets and liabilities at December 31, 2001 and 2000 are summarized as follows:

                                                                                                 2001            2000
                                                                                             (POUND)M        (pound)m

----------------------------------------------------------------------------------------------------------------------
Deferred tax assets relating to:
Fixed assets                                                                                      410             304
Net operating loss carried forward                                                                465             402
Other - investments                                                                                26              27

----------------------------------------------------------------------------------------------------------------------
Deferred tax asset                                                                                901             733

Valuation allowance                                                                             (901)           (733)

----------------------------------------------------------------------------------------------------------------------
                                                                                                    -               -
----------------------------------------------------------------------------------------------------------------------

Investments in affiliates                                                                       (113)           (183)

----------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY PER BALANCE SHEET                                                        (113)           (183)
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 INCOME TAXES (continued)

At December 31, 2001 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses ("NOLs") of (pound)1,550 million available to relieve against future profits. This excludes capital allowances on assetS which are available to the Group, but have not been claimed, amounting to (pound)4,410 million.

Due to a history of operating losses the Group has established a valuation allowance with respect to deferred tax assets.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

17  SHAREHOLDERS' EQUITY

MOVEMENT IN SHARE CAPITAL

On November 23, 1999, the Company completed its acquisition of the 50% of Cable London not already owned from NTL (Bermuda) Limited, a subsidiary of NTL Communications Corporation. The acquisition was mainly funded by the proceeds of a rights issue to existing Telewest shareholders. Under the terms of the rights issue shareholders were able to acquire one new ordinary share for every 11 shares held, at a price of 213 pence per new share. Under the rights issue 190 million ordinary shares were issued. In addition 6 million ordinary shares were redesignated into 6 million limited voting convertible ordinary shares.

On March 31, 2000 the authorized share capital of the Company was increased to (pound)460 million divided into 4,300 million ordinary shares of 10 pence each and 300 million limited voting convertible ordinary shares of 10p each.

On April 19, 2000 the Company issued 601 million ordinary shares of 10 pence each in consideration for the entire issued share capital of Flextech. Also in 2000, 4 million ordinary shares of 10 pence each were issued in consideration of (pound)3 million on exercise of employee share options.

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was (pound)6 million. In addition the Company redesignated 20 million ordinary shares of 10P each into 20 million limited voting convertible ordinary shares of 10 pence each.

LIMITED VOTING CONVERTIBLE ORDINARY SHARES

The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company's option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can re-designate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or the Microsoft Group will, however, be subject to Rule 9 of the UK's City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


17 SHAREHOLDERS' EQUITY (continued)

In May 2001, Liberty Media increased its shareholding in the Company as result of the purchase of 20 million ordinary shares of 10p each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10p each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft's combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group's debt securities may occur.

18  SHARE-BASED COMPENSATION PLANS

At December 31, 2001, the Company operated five types of share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme ("RSS"), the Telewest Long Term Incentive Plan ("LTIP") and an Equity Participation Plan ("EPP").

The Company applies APB Opinion Bulletin 25 and related interpretations in accounting for its share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

Compensation cost recognized for share option grants and awards is as follows:

                                                                                       2001         2000         1999
                                                                                   (POUND)M     (pound)m     (pound)m

----------------------------------------------------------------------------------------------------------------------
RSS                                                                                       -            -            -
LTIP                                                                                      -            5            1
Executive Share Option Schemes                                                            1            2           23
EPP                                                                                       1            1            -

----------------------------------------------------------------------------------------------------------------------
                                                                                          2            8           24
----------------------------------------------------------------------------------------------------------------------



If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001, 2000 and 1999 consistent with the method prescribed by SFAS 123, the Group's net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

                                                                                       2001         2000         1999
                                                                                   (POUND)M     (pound)m     (pound)m

----------------------------------------------------------------------------------------------------------------------
Net loss - As reported                                                              (1,741)        (755)        (541)
         - Pro forma                                                                (1,750)        (757)        (519)

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                    (POUND)      (pound)      (pound)
Basic and diluted loss per share - As reported                                       (0.60)       (0.28)       (0.25)
                                 - Pro forma                                         (0.61)       (0.28)       (0.24)

----------------------------------------------------------------------------------------------------------------------

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5%, 5.8% and 6.8% for grants in 2001, 2000 and 1999 respectively, and an expected volatility of 55%. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


18  SHARE-BASED COMPENSATION PLANS (continued)

PERFORMANCE-BASED SHARE OPTION COMPENSATION PLANS

The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company's ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company's shares out-performing by price the FTSE100 Index over any three-year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

A summary of the status of the Company's performance-based share option plans as of December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                            2001                      2000                       1999
                                                        WEIGHTED                  Weighted                   Weighted
                                                         AVERAGE                   average                    average
                                             NUMBER     EXERCISE       Number     exercise        Number     exercise
                                          OF SHARES        PRICE    of shares        price     of shares        price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         52,503,409       173.2P   17,028,622       110.0p    26,165,744       118.9p
Adjustments during the year                       -            -    4,457,322       143.8p     1,365,978       105.0p
Granted                                  53,709,994        98.8P   35,154,239       205.1p     1,163,027       265.4p
Exercised                               (1,210,816)        78.2P  (2,501,964)       114.9p   (8,566,437)       136.0p
Forfeited                               (7,302,750)       134.3P  (1,634,810)       208.8p   (3,099,690)       108.4p

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               97,699,837       136.4P   52,503,409       173.2p    17,028,622       110.0p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end          16,577,655       132.0P   14,938,772       129.8p     2,386,230       116.8p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
  options granted during the year             69.7P                     33.9p                     201.4p
----------------------------------------------------------------------------------------------------------------------

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options (1999-compensating option holders for the dilutive effect of the rights issue in that year).

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company's performance-based share options outstanding at December 31, 2001.

                                                                                   Options                    Options
                                                                               outstanding                exercisable
----------------------------------------------------------------------------------------------------------------------
                                                          NUMBER     Weighted     Weighted        Number     Weighted
                                                     OUTSTANDING      average      average   exercisable      average
                                                              AT    remaining     exercise            at     exercise
                                                        DECEMBER  contractual        price      December        price
                                                             31,         life                        31,
Range of exercise prices                                    2001                                    2001
----------------------------------------------------------------------------------------------------------------------
65.7 - 76.8p                                          14,813,365      8.2 yrs        74.2p     4,028,801       72.1 p
81.5 - 82.5p                                           2,175,831      9.6 yrs        81.7p             -            -
84.6 - 99.9p                                           3,122,542      3.5 yrs        90.2p     3,122,542        90.2p
102.0 - 109.1p                                        34,373,272      9.2 yrs       103.7p       828,028       108.7p
114.0 - 125.9p                                        12,605,878      8.1 yrs       119.8p     1,635,814       124.6p
130.4 - 142.9p                                         2,899,478      3.1 yrs       139.7p     2,899,478       139.7p
156.6 - 170.0p                                         1,601,198      8.2 yrs       165.8p       172,307       159.8p
202.4 - 235.0p                                        24,794,408      8.5 yrs       228.9p     3,675,233       226.0p
237.3 - 249.4p                                           543,216      8.1 yrs       239.7p        79,086       244.7p
274.3 - 276.5p                                           381,810      8.4 yrs       276.3p        19,978       275.3p
289.0 - 294.8p                                           388,839      7.8 yrs       291.2p       116,388       291.3p
----------------------------------------------------------------------------------------------------------------------
65.7 - 294.8p                                         97,699,837      8.3 yrs       136.4p    16,577,655       132.0p
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


18  SHARE-BASED COMPENSATION PLANS (continued)

FIXED SHARE OPTION COMPENSATION PLANS

The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

 A summary of the status of the Company's fixed share option compensation scheme as of December 31, 2001, 2000, and 1999 and the changes during the years ended on those dates are presented below:

                                                            2001                       2000                      1999
                                                        WEIGHTED                   Weighted                  Weighted
                                                         AVERAGE                    average                   average
                                             NUMBER     EXERCISE       Number      exercise       Number     exercise
                                          OF SHARES        PRICE    of shares         price    of shares        price

----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         26,635,135        91.1P   11,679,289        116.9p    9,460,336        84.7p
Adjustments during the year                       -            -      654,868        126.2p      469,470        67.9p
Granted                                   9,205,135        60.3P   17,946,934         88.3p    2,775,602       236.5p
Exercised                               (4,380,809)        57.3P    (876,216)         98.1p     (30,719)        88.8p
Forfeited                               (9,940,127)       100.4P  (2,769,740)        187.6p    (995,400)        88.2p

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               21,519,334        80.5P   26,635,135         91.1p   11,679,289       116.9p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end              72,926        98.0P    4,443,443         57.1p            -            -
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
   options granted during the year            33.3P                     39.1p                     153.4p
----------------------------------------------------------------------------------------------------------------------

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options (1999-compensating option holders for the dilutive effect of the rights issue in that year).

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company's fixed share options outstanding at December 31, 2001.

                                                                                                             Options
                                                                                                          outstanding
----------------------------------------------------------------------------------------------------------------------
                                                                                                  Number     Weighted
                                                                                             outstanding      average
                                                                                                      at    remaining
                                                                                                December  contractual
                                                                                                     31,         life
Range of exercise prices                                                                            2001
----------------------------------------------------------------------------------------------------------------------
53.6 - 88.3p                                                                                  19,178,335      3.0 yrs
103.9 - 115.9p                                                                                 1,875,842      0.6 yrs
128.6 - 161.9p                                                                                    76,965      1.1 yrs
191.0 - 236.5p                                                                                   388,192      1.6 yrs
----------------------------------------------------------------------------------------------------------------------
53.6 - 236.5p                                                                                 21,519,334      2.8 yrs
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


18  SHARE-BASED COMPENSATION PLANS (continued)

TELEWEST RESTRICTED SHARE SCHEME ("RSS")

The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 employees' Share Ownership Plan Trust (the "Telewest ESOP"), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest. Awards granted under the RSS may be made over a maximum of 4.0 million ordinary shares of the Company.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                      2001          2000         1999
                                                                                    NUMBER        Number       Number
                                                                                 OF SHARES     of shares    of shares

----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                   358,316       576,333      416,186
Adjustments during the year                                                              -             -       21,612
Granted                                                                            248,595             -      447,532
Exercised                                                                         (76,056)     (131,394)    (122,157)
Forfeited                                                                                -      (86,623)    (186,840)

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                         530,855       358,316      576,333
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                      38,338        86,989       33,283
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                  (POUND)1.10             -  (pound)2.18
----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

At December 31, 2001, the 530,855 awards outstanding and the 38,338 awards exercisable have weighted average remaining contractual lives of 8.4 years and
5.4 years respectively.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


18  SHARE-BASED COMPENSATION PLANS (continued)

LONG TERM INCENTIVE PLAN ("LTIP")

The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

A summary of the status of the Company's LTIP at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                      2001          2000         1999
                                                                                    NUMBER        Number       Number
                                                                                 OF SHARES     of shares    of shares

----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                 2,714,552     4,005,075    3,796,733
Adjustments during the year                                                              -             -      188,468
Granted                                                                            910,730       816,175      196,139
Exercised                                                                      (1,220,362)   (1,152,826)            -
Forfeited                                                                        (838,413)     (953,872)    (176,265)

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                       1,566,507     2,714,552    4,005,075
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                     265,939     1,058,542            -
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                  (POUND)1.09   (pound)0.24  (pound)1.93
----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

At December 31, 2001, the 1,566,507 awards outstanding and the 265,939 awards exercisable have weighted average remaining contractual lives of 2.5 years and
1.1 years respectively.

Deferred compensation cost relating to the LTIP is (pound)189,000.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


18  SHARE-BASED COMPENSATION PLANS (continued)

EQUITY PARTICIPATION PLAN ("EPP")

The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the pre-tax or post-tax Short Term Incentive Plan ("STIP") bonus payable to the employee to acquire Telewest shares ("bonus shares"). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed by the Company for three years, the bonus and matching shares would thereafter be released to the employee.

A summary of the status of the Company's EPP at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                        2001         2000         1999
                                                                                      NUMBER       Number       Number
                                                                                   OF SHARES    of shares    of shares

-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                   1,193,839    1,074,150      676,504
Adjustments during the year                                                                -            -       57,664
Granted                                                                                    -      267,524      495,964
Exercised                                                                          (579,430)    (130,576)     (67,336)
Forfeited                                                                           (42,356)     (17,259)     (88,646)

-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                           572,053    1,193,839    1,074,150
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                        26,443      288,253      312,718
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                              -  (pound)2.49  (pound)1.83
-----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

At December 31, 2001, the 572,053 awards outstanding and 26,443 awards exercisable have weighted average remaining contractual lives of 4.5 years and
3.3 years respectively.

Deferred compensation cost relating to the EPP is (pound)419,000.

19   ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                             Gains/(losses) on mark to
                                                                                             market of cashflow hedges
----------------------------------------------------- ---------------------------------- ------------------------------
Balance at January 1, 2001                                                                                           -
Cumulative effect of accounting change                                                                            (16)
Amounts reclassified into earnings                                                                                 (5)
Current period (decrease)/increase in fair value                                                                    57
----------------------------------------------------- ---------------------------------- ------------------------------
BALANCE AT DECEMBER 31, 2001                                                                                        36
===================================================== ================================== ==============================

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


20   COMMITMENTS AND CONTINGENCIES

RESTRICTED CASH

At December 31,2001, the Group has cash restricted as to use of (pound)20 million. Of this amount, (pound)12 million provides security for leasing obligations and (pound)8 million guarantees a temporary overdraft of TV Travel Group Limited, an affiliate.

OTHER COMMITMENTS

Under the terms of the investment agreement relating to the Group's investment in Imagine Broadband, the Group committed to spend (pound)17 million on Imagine Broadband services on or before June 30, 2003. At the year end the unspent balance of this commitment was (pound)4 million.

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

                                                                                                     2001         2000
---------------------------------------------------------------------------------- ----------------------- ------------
                                                                                                 (pound)m     (pound)m
Contracted                                                                                             28           43
---------------------------------------------------------------------------------- ----------------------- ------------

In addition the Group has contracted to buy (pound)14 million of programming rights for which the license period has not yet started.

Also at December 31, 2001 the Group is committed to providing funding to its affiliates as follows:

COMPANY                                                                                                 COMMITTED CASH
                                                                                                              (pound)m
Blueyonder Workwise                                                                                                  3
iSee Ventures                                                                                                        1
Vis iTV                                                                                                              1
------------------------------------------------------------ ----------------------------------------------------------
                                                                                                                     5
------------------------------------------------------------ ----------------------------------------------------------

CAPITAL AND OPERATING LEASES

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

                                                                               Acquisition   Accumulated     Net book
                                                                                     costs  depreciation        value
                                                                                  (pound)m      (pound)m     (pound)m

----------------------------------------------------------------------------------------------------------------------
At December 31, 2001
Electronic equipment                                                                   290         (187)          103
Other equipment                                                                        109          (43)           66
At December 31, 2000
Electronic equipment                                                                   268         (161)          107
Other equipment                                                                        104          (36)           68
----------------------------------------------------------------------------------------------------------------------

Depreciation charged on these assets was (pound)45 million and (pound)64 million for the years ended December 31, 2001 and 2000 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to (pound)19 million, (pound)17 million and (pound)7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


20   COMMITMENTS AND CONTINGENCIES (continued)

CAPITAL AND OPERATING LEASES (continued)

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2001:

                                                                                               Capital      Operating
                                                                                                leases         leases
                                                                                              (pound)m       (pound)m

----------------------------------------------------------------------------------------------------------------------
2002                                                                                                63             24
2003                                                                                                55             24
2004                                                                                                47             18
2005                                                                                                43             13
2006                                                                                                33             12
2007 and thereafter                                                                                 51             96
----------------------------------------------------------------------------------------------------------------------
                                                                                                   292
Imputed interest                                                                                  (54)

----------------------------------------------------------------------------------------------------------------------
                                                                                                   238
----------------------------------------------------------------------------------------------------------------------

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

                                                                                                               (pound)m
-------------------------------------------------------------------------------------------------------- --------------
2002                                                                                                                 4
2003                                                                                                                 5
2004                                                                                                                 4
2005                                                                                                                 4
2006                                                                                                                 2
2007 and thereafter                                                                                                 15
-------------------------------------------------------------------------------------------------------- --------------

The assets held under these leases are accounted for as follows:

                                                Acquisition costs            Accumulated depreciation              NBV
                                                         (pound)m                            (pound)m         (pound)m
------------------------------- ---------------------------------- ----------------------------------- ----------------
At December 31, 2001
Cable and ducting                                              45                                 (3)               42
At December 31, 2000
Cable and ducting                                              18                                 (1)               17
------------------------------- ---------------------------------- ----------------------------------- ----------------

Depreciation charged on these assets was (pound)2 million and (pound)1 million for the years ended December 31, 2001 and 2000 respectively.

CONTINGENT LIABILITIES

The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of (pound)7 million (2000: (pound)7 million).

HM Customs and Excise have raised an assessment against the Group for (pound)8 million. Independent legal counsel has advised that the assessment is likely to be set aside on appeal. Accordingly no provison has been made in these accounts.

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


21  RELATED PARTY TRANSACTIONS

IDENTITY OF RELEVANT RELATED PARTIES

Liberty Media, Inc ("Liberty"), Microsoft and MediaOne International ("MediaOne") are related parties of the Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2001, 2000 and 1999.

Cable London up to its acquisition on November 23, 1999, was a related party of the Group by virtue of its status as an associated company.

Flextech up to its acquisition on April 19, 2000 was a related party of the Group as Liberty owned more than 20% of the voting rights of Flextech.

UKTV and TV Travel Group Limited ("TVT") became related parties of the Group with the Flextech acquisition as the Group owns 50% and 37.95% of the voting rights respectively.

During the year Screenshop Limited ("Screenshop") became a related party when the Group sold its shareholding in Screenshop to sit-up Limited in return for a 36.36% shareholding in sit-up Limited.

NATURE OF TRANSACTIONS

The Group had a (pound)10 million loan facility with Liberty. Interest charged on this loan was (pound)nil (2000:(pound)1 Million). The balance due to Liberty at December 31, 2000 was (pound)17 million including accrued interest and was repaid during the year.

Additionally, the Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2001 amounted to (pound)2 million (2000: (pound)2 million). The balance outstanding in respect of these purchases was (pound)nil at December 31, 2001 and 2000.

The Group, in the normal course of providing cable television services, purchases certain of its programming from Flextech. Such programming is purchased on commercially-available terms. Total purchases in the period to acquisition in 2000 and in the year ended December 31, 1999 amounted to (pound)4 million and (pound)9 million respectively.

The Group made loans to Cable London prior to its acquisition in November 1999. Interest charged on these loans in the year ended December 31, 1999 was (pound)3 million.

The Group has charged management fees to UKTV of (pound)nil (2000: (pound)3 million). In addition the Group has recharged overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of (pound)8 million, (pound)3 million and (pound)1 million (2000: (pound)7 million, (pound)10 million and (pound)nil) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was (pound)12 million (2000: (pound)15 million). Amounts due from UKTV, TVT and Screenshop at December 31, 2001 were (pound)124 million, (pound)5 million and (pound)8 million respectively (2000: (pound)229 million, (pound)31 million and (pound)nil respectively).

In the normal course of its business the Group purchases programming from UKTV. Purchases in the year ended December 31, 2001 were(pound)5 million (2000:(pound)4 million, 1999:(pound)2 million). The balance due to UKTV at December 31, 2001 was(pound)2 million (2000:(pound)nil).

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


22  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                    2001
                                                       TOTAL         FOURTH        THIRD          SECOND       FIRST
                                                                   QUARTER*      QUARTER         QUARTER     QUARTER
                                                    (POUND)M       (POUND)M     (POUND)M        (POUND)M    (POUND)M

---------------------------------------------------------------------------------------------------------------------
Revenue                                                1,254            329          312             315         298
Operating loss                                       (1,121)          (844)         (83)            (87)       (107)
Finance expenses, net                                  (457)          (131)        (104)            (95)       (127)
Net loss after extraordinary
item                                                 (1,741)        (1,122)        (192)           (185)       (242)
Basic and diluted loss per ordinary
share after extraordinary item                         (60P)          (38P)         (7P)            (6P)        (9P)
---------------------------------------------------------------------------------------------------------------------

* In the fourth quarter the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

                                                                                    2000
                                                       Total         Fourth        Third          Second       First
                                                                    quarter      quarter         quarter     quarter
                                                    (pound)m       (pound)m     (pound)m        (pound)m    (pound)m

---------------------------------------------------------------------------------------------------------------------
Revenue                                                1,069            289          280             264         236
Operating loss                                         (359)          (147)         (75)            (61)        (76)
Finance expenses, net                                  (385)           (67)        (105)           (101)       (112)
Net loss after extraordinary item                      (755)          (226)        (178)           (163)       (188)
Basic and diluted loss per ordinary
share after extraordinary item                         (28p)           (8p)         (6p)            (6p)        (8p)


Finance expenses include foreign exchange gains and losses on the retranslation or valuation of non-sterling denominated financial instruments using period end exchange rates and market valuations.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


23   SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group's chief operating decision-making group is the Board of Directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. The Group operates in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and Other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV and internet markets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Group has changed the structure of its segmental analysis and certain corresponding information from the previous years has been restated to reflect the change in structure.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


24   SEGMENTAL INFORMATION (continued)

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2001:

                                                                                 Note 2
                                                                                   2001       2001              2000         1999
                                                                                     $m   (pound)m          (pound)m     (pound)m
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
CABLE
Cable television                                                                    478        329               279          258
Consumer telephony                                                                  710        488               445          334
Internet and other                                                                   58         40                16           17
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
TOTAL CONSUMER DIVISION                                                           1,246        857               740          609
Business Services Division                                                          390        268               248          177
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
THIRD PARTY REVENUE                                                               1,636      1,125               988          786
Operating costs and expenses                                                    (1,196)      (822)             (757)        (597)
Depreciation                                                                      (658)      (453)             (392)        (305)
Amortization of goodwill                                                          (119)       (82)              (86)         (62)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
OPERATING LOSS                                                                    (337)      (232)             (247)        (178)
============================================================================= ========== ========== ================= ============
Additions to property and equipment                                                 944        649               587          500
Total assets                                                                      7,407      5,093             5,146        4,568

CONTENT
Content division                                                                    208        143                88            -
Inter-segmental(1)                                                                 (20)       (14)               (7)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
THIRD PARTY REVENUE                                                                 188        129                81            -
Operating costs and expenses                                                      (196)      (135)             (101)            -
Depreciation                                                                       (24)       (16)              (31)            -
Amortization of goodwill(2)                                                     (1,261)      (867)              (61)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
OPERATING LOSS                                                                  (1,293)      (889)             (112)            -
============================================================================= ========== ========== ================= ============
Additions to property and equipment                                                   6          4                 8            -
Total assets                                                                      1,802      1,239             2,178            -

TOTAL
Cable television                                                                    478        329               279          258
Consumer telephony                                                                  710        488               445          334
Internet and other                                                                   58         40                16           17
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
TOTAL CONSUMER DIVISION                                                           1,246        857               740          609
Business Services Division                                                          390        268               248          177
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
TOTAL CABLE DIVISION                                                              1,636      1,125               988          786
Content division                                                                    208        143                88            -
Inter-segmental(1)                                                                 (20)       (14)               (7)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
TOTAL REVENUE                                                                     1,824      1,254             1,069          786
Operating costs and expenses                                                    (1,392)      (957)             (858)        (597)
Depreciation                                                                      (682)      (469)             (423)        (305)
Amortization of goodwill(2)                                                     (1,380)      (949)             (147)         (62)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
OPERATING LOSS                                                                  (1,630)    (1,121)             (359)        (178)
Other expense(2)                                                                  (981)      (675)             (402)        (343)
Income tax benefit                                                                  102         70                 6            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
NET LOSS BEFORE EXTRAORDINARY LOSS                                              (2,509)    (1,726)             (755)        (521)
============================================================================= ========== ========== ================= ============
Additions to property and equipment                                                 950        653               595          500
Total assets                                                                      9,209      6,332             7,324        4,568

(1) Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.
(2) In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP
--------------------------------------------------------------------------------


SUPPLEMENTARY FINANCIAL INFORMATION - FIVE YEAR SUMMARY (years ended December 31, 2001, 2000, 1999, 1998, 1997)

                                                            Group
                                                             2001       2000(3)        1999(2)      1998(1)     1997
                                                         (pound)m      (pound)m       (pound)m     (pound)m   (pound)m
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
BALANCE SHEET DATA
Property and equipment (net)                                3,473         3,289          2,818        2,457      1,706
Total assets                                                6,332         7,324          4,568        3,978      2,413
Investment in affiliates                                      547           784              4           27         60
Total debt and capital lease(4)                             5,135         4,499          3,268        2,626      1,449
Equity                                                        451         2,145            953        1,041        739

STATEMENT OF OPERATIONS DATA
Cable television                                              329           279            258          202        160
Consumer telephony                                            488           445            334          233        167
Internet and other                                             40            16             17           20         16
Business Services Division                                    268           248            177           84         44
Content Division                                              129            81              -            -          -
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
TOTAL REVENUE                                               1,254         1,069            786          539        387
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------

OPERATING COSTS AND EXPENSES
Consumer programming expenses                               (142)         (132)          (132)        (103)       (93)
Business and consumer telephony expenses                    (235)         (235)          (158)         (82)       (50)
Content expenses                                             (83)          (46)              -            -          -
Selling, general and administrative                         (497)         (445)          (307)        (208)      (194)
Depreciation                                                (469)         (423)          (305)        (224)      (177)
Amortization(5)                                             (949)         (147)           (62)         (36)       (27)
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
OPERATING LOSS                                            (1,121)         (359)          (178)        (114)      (154)
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
Share of net loss of affiliates(5)                          (216)          (15)            (6)         (19)       (22)
Financial expenses, net                                     (457)         (385)          (335)        (201)      (156)
Extraordinary loss                                           (15)             -           (20)            -          -
Net loss                                                  (1,741)         (755)          (541)        (333)      (332)
Basic and diluted loss per ordinary share
   Before extraordinary loss                                (59p)         (28p)          (24p)        (23p)      (32p)
   Extraordinary loss                                        (1p)             -           (1p)            -          -
   Net loss                                                 (60p)         (28p)          (25p)        (23p)      (32p)

(1) Includes results of General Cable and Birmingham Cable beginning September 1, 1998 (the date they were acquired by the Company)

(2) Includes results of Cable London beginning November 23, 1999 (the date it was acquired by the Company)

(3) Includes results of Flextech from April 19, 2000 and Eurobell from November 1, 2000 (the dates they were acquired by the Company)

(4) See note 15 (Debt) and note 20 (Commitments and contingencies) to the US GAAP Consolidated Financial Statements

(5) In the fourth quarter of 2001 the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TELEWEST COMMUNICATIONS PLC



Dated: March 29, 2002                         By: /s/ Clive Burns
                                                  --------------------
                                              Name:  Clive Burns
                                              Title: Company Secretary